Exhibit (a)(8)

GARDY & NOTIS, LLP
James S. Notis
Jennifer Sarnelli
Charles A. Germershausen
560 Sylvan Avenue, Suite 3085
Englewood Cliffs, New Jersey 07632
Tel: 201-567-7377
Fax: 201-567-7337

Attorneys for Plaintiff

HARPAL DHARNA, Plaintiff,	SUPERIOR COURT OF NEW JERSEY CHANCERY DIVISION MERCER COUNTY
v.	Docket No.
DUSA PHARMACEUTICALS, INC., JAY M. HAFT, ALFRED ALTOMARI, DAVID M. BARTASH, ALEXANDER CASDIN, ROBERT F. DOMAN, PAUL HONDROS, MAGNUS MOLITEUS, DAVID M. WURZER, SUN PHARMACEUTICAL INDUSTRIES LIMITED and CARACO ACQUISITION CORPORATION, Defendants.	**CLASS ACTION COMPLAINT**

Harpal Dharna ("Plaintiff"), by his attorneys, for his complaint against defendants, alleges upon personal knowledge as to himself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of himself and other similarly situated public stockholders of DUSA Pharmaceuticals, Inc. ("DUSA" or the "Company") to enjoin a proposed buyout ("Buyout") of the publicly owned shares of DUSA by Sun Pharmaceutical Industries Limited ("Sun Pharma") and its merger subsidiary, Caraco

Acquisition Corporation (“Merger Sub,” and together with Sun Pharma, “Sun”). In pursuing the Buyout, each of the Defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties owed to Plaintiff and the other public stockholders of DUSA. 2. On November 8, 2012, DUSA and Sun announced that they had entered into a definitive merger agreement (“Merger Agreement”) pursuant to which Sun will acquire DUSA for $8.00 cash per share through a cash tender offer followed by a second-step merger to squeeze out any remaining public stockholders. 3. The announcement was timed to take place one day before the Company announced better than expected quarterly earnings thereby capping the market price of DUSA’s stock. Rather than wait for these positive results, the Company instead chose to sell on the cheap denying stockholders the appropriate value for their shares that properly reflected earnings above analysts estimated. These financial results were intentionally withheld to create the appearance of a premium to market price. 4. The Buyout is the product of a flawed process on terms preferential to DUSA’s Board of Directors (the “Individual Defendants” herein), but detrimental to Plaintiff and the other public stockholders of DUSA. 5. Despite engaging in a process to sell the Company and forever cash-out Plaintiff and the other public stockholders of DUSA, the Defendants failed to build in a “go shop” period to maximize stockholder value, but instead agreed to an expedited tender offer process. 6. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict. 2

JURISDICTION AND VENUE 7. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that is incorporated in this State, or is an individual who is a director of a corporation incorporated State and otherwise has sufficient minimum contacts with New Jersey so as to render the exercise of jurisdiction by the New Jersey courts permissible under traditional notions of fair play and substantial justice. 8. Venue is proper in this Court because one or more of the defendants is incorporated in this County, a substantial portion of the transactions and wrongs complained of herein, including the Individual Defendants’ (defined below) breaches of their fiduciary duties owed to DUSA stockholders, occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County. THE PARTIES 9. Plaintiff Harpal Dharna is and has been at all times relevant hereto a stockholder of DUSA. 10. Defendant DUSA is a New Jersey corporation headquartered at 25 Upton Drive Wilmington, MA 01887. The Company is a specialty pharmaceutical company focused on the development and marketing of dermatological treatments. DUSA’s stock is traded on the NASDAQ under the symbol “DUSA.” 11. Defendant Jay M. Haft (“Haft”) has served as a director of the Company since September 1996 and as Chairman of the Board since December 2008. Haft also served as Chairman of the Board from June 2003 to December 2004 and Vice Chairman and Lead Director 3

from December 2004 to December 2008. Haft is a member of the Nominating and Corporate Governance Committee 12. Defendant Alfred Altomari (“Altomari”) has served as a director of the Company since July 2010. Altomari is a member of the Compensation, Nominating and Corporate Governance and Acquisition and Business Development Committees. 13. Defendant David M. Bartash (“Bartash”) has served as a director of the Company since November 2001. Bartash is the Vice Chairman of the Board of Directors, the Lead Director, and a member of the Audit Committee and Chairman of the Acquisition and Business Development Committee. 14. Defendant Alexander Casdin (“Casdin”) has served as a director of the Company since January 2009. Casdin is a member of the Compensation and Nominating and Corporate Governance Committees. 15. Defendant Robert F. Doman (“Doman”) has been President and Chief Executive Officer of the Company since June 2007 and as President and Chief Operating Officer from January 2005 to June 2007. He was first elected to the Board in June 2006. 16. Defendant Paul J. Hondros (“Hondros”) has served as a director of the Company since July 2010. Hondros is a member of the Audit and Acquisition and Business Development Committees. 17. Defendant Magnus Moliteus (“Moliteus”) has served as a director of the Company since July 2003. Moliteus is Chairman of the Compensation Committee and as a member of the Acquisition and Business Development Committee. 4

18. Defendant David M. Wurzer (“Wurzer”) has served as a director of the Company since July 2010. Wurzer is Chairman of our Audit Committee and is a member of our Compensation Committee. 19. Defendants Haft, Altomari, Bartash, Casdin, Doman, Hondros, Moliteus and Wurzer are collectively referred to as the “Individual Defendants.” 20. Defendant Sun is an international, integrated, specialty pharmaceutical company based in India. Sun Pharmaceutical Industries Inc., Sun’s United States subsidiary, is located in Cranbury, New Jersey. 21. Defendant Caraco Acquisition Corporation (“Merger Sub”) is a New Jersey corporation formed for the sole purpose of facilitating consummation of the Buyout. 22. Defendants DUSA, Sun, Merger Sub and Individual Defendants are collectively referred to as “Defendants.” CLASS ACTION ALLEGATIONS 23. Plaintiff brings this action pursuant to Rule 4:32-1 of the Rules of this Court on behalf of himself and all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”). 24. This action is properly maintainable as a class action for the following reasons: (a) The Class is so numerous that joinder of all members is impracticable. According to DUSA’s most recent quarterly report on Form 10-Q, there are approximately 25 million shares of DUSA common stock outstanding. While the actual number of public stockholders of DUSA will be ascertained through discovery, the Company’s most recent SEC 5 filings state that there are approximately 662 stockholders of record, and it is likely that there far more beneficial owners that are not record owners of DUSA shares. (b) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is adequate representatives of the Class and will fairly and adequately protect the interests of the Class. (c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests. (d) To the extent Defendants take further steps to effectuate the Buyout, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class. 25. There are questions of law and fact that are common to the Class including, inter alia, the following: (a) Whether Defendants breached their fiduciary duties of due care and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein, including promulgating the misleading and incomplete disclosures described herein; 6

(b) Whether the process implemented and set forth by the Defendants for the Buyout maximizing stockholder value for the members of the Class; (c) Whether Sun has aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and (d) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein. THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES 26. By reason of their positions as officers and/or directors of the Company and because of their ability to control the business and corporate affairs of the Company, the Individual Defendants owed the Company and its stockholders the fiduciary obligations of good faith, trust, loyalty, candor, and due care, and were and are required to use their utmost ability to control and manage the Company in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Company and its stockholders so as to benefit all stockholders equally and not in furtherance of their personal interest or benefit. 27. Each director and officer of the Company owes to the Company and its stockholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligations of fair dealing. 28. The Individual Defendants, because of their positions of control and authority as directors and/or officers of the Company, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein. 7

29. At all times relevant hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants and of DUSA, and was at all times acting within the course and scope of such agency. 30. To discharge their duties, the officers and directors of the Company were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the Company. By virtue of such duties, the officers and directors of the Company were required to, among other things: (a) exercise good faith in ensuring that the affairs of the Company were conducted in an efficient, business-like manner so as to make it possible for the Company to provide the highest level of performance; (b) exercise good faith in ensuring that the Company was operated in a diligent, honest and prudent manner and complied with all applicable federal and state laws, rules, regulations and requirements, including acting only within the scope of its legal authority; and (c) when placed on notice of illegal or imprudent conduct committed by the Company or its employees, exercise good faith in taking appropriate measures to prevent and correct such conduct. THE BUYOUT IS THE PRODCUT OF A FLAWED SALES PROCESS Background to the Buyout 31. DUSA is a specialty pharmaceutical company specializing in dermatological products. 32. The Buyout comes at a time where DUSA’s recent and future success is has just started to be reflected in its current price per share. The Company’s per share price is on the rise 8 and the Buyout will inappropriately cap the growth stockholders have finally begun to see in their investment. 33. On November 5, 2012, DUSA told investors it would release its quarterly earnings on November 8, 2012. However, before DUSA issued its quarterly results it issued a press release announcing the Buyout. The announcement was timed create a false premium to a market price that did not account for the better than expected financial results. 34. On November 9, 2012, the day after the merger was announced, the Company issued its quarterly report for the period ending September 30, 2012. In that report the Company the Company reported increased revenues: For the three and nine-month periods ended September 30, 2012, total products revenues, comprised of revenues from our Kerastick® and BLU-U® products, were $9,740,000 and $34,887,000, respectively. This represents an increase of $366,000 or 4%, and $4,860,000, or 16%, over the comparable 2011 totals of $9,374,000 and $30,027,000, respectively. The increase in revenues was driven by increased Kerastick® revenues in the United States, offset in part by the acceleration of deferred revenues related to the termination of our Asia Pacific distribution agreement in 2011. *** At September 30, 2012, we had approximately $32,306,000 of total liquid assets, comprised of $28,736,000 of cash and cash equivalents and marketable securities available-for-sale totaling $3,570,000. We believe that our liquidity will be sufficient to meet our cash requirements for at least the next 12 months. As of September 30, 2012, our marketable securities had a weighted average yield to maturity of 1.06% and maturity dates ranging from October 2012 to January 2013. Our net cash generated from continuing operations for the nine-month period ended September 30, 2012 was $5,391,000 versus $3,698,000 for the comparable period in 2011. 35. These increased revenues, which exceeded analyst estimates, further demonstrate the unfair price being offered to stockholders in the Buyout. Rather than finalizing the Buyout after the positive quarterly results were released, the Individual Defendants short changed stockholders by agreeing to a price that did not account for the Company’s increased revenues. 9

Company created a false impression that the Buyout would be at a significant premium to stockholders. By exceeding analyst expectations the per-share price of the stock was in a position to rise substantially. Rather than allow for the market to react to this positive news and negotiating with Sun to obtain a premium to the likely higher per share price, the Individuals Defendants chose to deny stockholders a true premium price for their investment. 37. In fact, following the announcement analysts have advised stockholders not to tender their shares: C.K. Cooper has raised its price target for “buy-rated” DUSA Pharmaceuticals (NASDAQ:DUSA) to $9.50 from $8, suggesting that shareholders do not tender under a takeover offer from Mumbai-based Sun Pharmaceutical Industries and wait for a better offer. “Shocking, short-sighted, disappointing, all words that came to mind when trying to capture initial thoughts on the DUSA management team and the board’s willingness to accept such a low offer in what is clearly a business with positive momentum and untapped potential,” writes analyst Ken Trbovich. 38. Prior to the Buyout the Company had been on an upswing. For instance, on September 13, 2012 the Company announced positive results in connection with the testing of a new process. In the Company’s press release Doman told investors: “We are very pleased with the positive results of our extremities study which demonstrated statistically significant differences in all study endpoints in these difficult to treat anatomical areas,” stated Robert Doman, President & CEO of DUSA. “These strong clinical results, along with the anticipated data later this year from our ongoing Phase 2 broad area/short drug incubation (BASDI) study on the face and scalp, will form the basis for our decisions on label expansion and future development of the Levulan® platform.” 39. These positive test results evidence the Company’s ability to expand the uses for its Levulan® platform and increase future revenues. 10

40. And, on August 2, 2012, the Company announced its profitable second quarter results. In a press release, DUSA announced that it: • Total product revenues were $11.7 million for the second quarter of 2012, representing a $2.1 million, or 21%, improvement year-over-year. • Domestic Kerastick® revenues totaled $11.2 million for the second quarter of 2012, representing a $2.0 million, or 22%, improvement year-over-year. • Product gross margins were $9.9 million for the second quarter of 2012, representing a $1.7 million, or 21%, year-over-year improvement. • The Company generated $2.3 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the second quarter of 2012. Management Comments: “The second quarter of 2012 was another strong quarter for the Company,” stated Robert Doman, President and CEO. “This marks the 27th consecutive quarter of year-over-year domestic Kerastick® volume growth and the 11th consecutive quarter of being either cash flow positive and/or profitable on a non-GAAP basis.” “Quarterly top-line revenue growth and margin expansion allowed us to absorb incremental investment into our business while remaining cash flow positive and profitable on both a GAAP and non-GAAP basis,” continued Doman. “For the remainder of 2012, we intend to build upon our strong first half financial performance, with a focus on increasing revenues and the further advancement of commercial and developmental projects to expand our Levulan® PDT franchise. We have completed, as planned, enrollment in both of our Phase 2 clinical studies utilizing the broad area/short drug incubation (BASDI) method for the treatment of actinic keratoses (AKs). We look forward to the preliminary results of these studies which we expect to announce in the latter part of this year,” concluded Doman. 41. In discussing these results on a conference call on August 2, 2012, Doman also noted that the Company was poised to grow internationally: The international markets, which would open up to us, probably have the worldwide opportunity due to the fact that you’ve got, certainly, Europe and South Africa, and Australia as major markets for skin cancers. And then actually skin cancer is increasing even in lot of the markets around the world, even though there would be incidents that may not be as high as and more 11 the areas where you have fairer skin patients. So, we think it almost doubles the market opportunity overall for us, being able to get in international markets. 42. Furthermore, a November 4, 2012 analyst report from TheStreet Ratings noted that revenue growth for DUSA was higher than the industry average that “DUSA has no debt to speak of therefore resulting in a debt-to-equity ratio of zero.” TheStreet Rating report also stated: Powered by its strong earnings growth of 700.00% and other important driving factors, this stock has surged by 57.88% over the past year, outperforming the rise in the S&P 500 Index during the same period. Turning to the future, naturally, any stock can fall in a major bear market. However, in almost any other environment, the stock should continue to move higher despite the fact that it has already enjoyed nice gains in the past year. 43. Additionally, according to Thompson/First Call, at least one analyst has set a price target of $9.50 per share for DUSA. The $8.00 cash per share contemplated through the Buyout is well below a fair price for the Company. 44. Despite these representations that the Company was poised for growth, the Buyout fails to adequately account for the future value to the Company. The Buyout 45. On November 8, 2012, just as stockholders were looking forward to reaping the benefits of the Company’s new contracts, the Company announced that it had entered into the Buyout: Wilmington, MA and Mumbai, India November 08, 2012 — Sun Pharmaceutical Industries Limited ((Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715)) (together with its subsidiaries, Sun Pharma) and DUSA Pharmaceuticals, Inc. (NASDAQ GM: DUSA) today announced that they have entered into a definitive agreement under which Sun Pharma will acquire DUSA, a dermatology company focused on developing and marketing its Levulan® (aminolevulinic acid HCl) photodynamic therapy platform. DUSA’s Levulan combination therapy is approved by FDA for treatment of non-hyperkeratotic actinic keratoses or AKs of the face or scalp. Additionally, DUSA’s BLU-U® treatment has been approved by FDA for the treatment of 12 moderate inflammatory acne vulgaris and general dermatological conditions. Levulan is manufactured by DUSA in its FDA approved facility at Wilmington, MA. Under the terms of the agreement, a 100% subsidiary of Sun Pharmaceutical Industries Ltd will commence a tender offer for all of the outstanding common stock of DUSA at a price of $8.00 per share in cash, a 38% premium to the closing price of DUSA’s common stock on November 7, 2012. The transaction has a total cash value of approximately $230 million. The transaction has been unanimously approved by the boards of directors of both companies and DUSA’s board has recommended that the company’s stockholders tender their shares pursuant to the tender offer. Dilip Shanghvi, Managing Director of the Company said, “DUSA has proven technical capabilities in photodynamic skin treatments, with USFDA approved manufacturing. DUSA’s business brings us an entry into dermatological treatment devices, where we see good growth opportunities.” “We believe this transaction brings significant value to DUSA stockholders and are pleased that Sun Pharma recognized the value that has been created. The entire team at DUSA has built an excellent franchise around Levulan® PDT and continues to grow its presence in the dermatology space. We are confident that Sun Pharma will build upon the solid foundation our organization has established in the United States dermatology market to further expand access to Levulan® for patients with actinic kerotoses,” stated Robert Doman, President and CEO of DUSA Pharmaceuticals, Inc. The closing of the tender offer will be subject to certain conditions, including the tender of a number of DUSA shares that represent at least a majority of the total number of DUSA’s outstanding shares (assuming the exercise of all options and warrants and vesting of restricted shares), the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Upon the completion of the tender offer, Sun Pharma will acquire all remaining shares at the same price of $8.00 per share through a second-step merger, subject to approvals as may be necessary. 46. The price agreed to in the Buyout is woefully inadequate, and Defendants’ rationale for a premium price implying a fair price is unsound. 47. On November 8, 2012, the Company filed the Merger Agreement with the SEC. As part of the Merger Agreement, the Individual Defendants agreed to buyer-friendly deal terms, including a termination fee of $9 million or 3.9% of the total Buyout price and over the customary 2-3% termination fee. 13

48. The Merger Agreement also contains a “no solicitation provision” that is designed to decrease the chances that a competing bidder emerges. 49. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s stockholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of DUSA stockholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. COUNT I Claim for Breach of Fiduciary Duties Against the Individual Defendants 50. Plaintiff repeats and realleges each and every allegation set forth above as if fully set forth herein. 51. The Individual Defendants have violated the fiduciary duties owed to the public stockholders of DUSA and have acted to put their personal interests ahead of the interests of DUSA stockholders or acquiesced in those actions by fellow Defendants. These Defendants have failed to take adequate measures to ensure that the interests of DUSA’s stockholders are properly protected and have embarked on a process that avoids competitive bidding and provides Sun with an unfair advantage by effectively excluding other alternative proposals. 52. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their DUSA investment. Plaintiff and other members 14 of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted. 53. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class. 54. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of DUSA’s stock and businesses, and will be prevented from obtaining a fair price for their common stock. 55. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Buyout to the disadvantage of the public stockholders, without providing sufficient information to enable DUSA public stockholders to cast informed votes on the Buyout. 56. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict. COUNT II Claim Against Sun for Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duties 57. Plaintiff repeats and realleges each and every allegation set forth above as if fully set forth herein. 58. The Individual Defendants breached their fiduciary duties to the DUSA stockholders by the wrongful actions alleged herein. 15

59. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of the Sun, which, therefore, aided and abetted such breaches through entering into the Buyout. 60. Sun rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to DUSA stockholders. 61. As a result of Sun’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares. 62. As a result of the unlawful actions of Sun, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, Sun will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information. 63. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict. PRAYER FOR RELIEF WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows: 16

A. Certifying this case as a class action, certifying Plaintiff as the Class representative and his counsel as Class counsel; B. Preliminarily and permanently enjoining Defendants and all those acting in concert with them from consummating the Buyout; C. To the extent that the Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages; D. Enjoining the Individual Defendants from initiating any defensive measures that would inhibit their ability to maximize value for DUSA stockholders; E. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein; F. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and G. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper. 17

James S. Notis Jennifer Sarnelli 560 Sylvan Avenue, Suite 3085 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337 RYAN & MANISKAS LLP Richard A. Maniskas 995 Old Eagle School Road Suite 311 Wayne, Pennsylvania 19087 Tel: 484-588-5516 Fax: 484-450-2582 Attorneys for Plaintiff 18 Dated: November 14, 2012 GARDY & NOTIS, LLP By: Charles A. Germershausen

DESIGNATION OF TRIAL COUNSEL Pursuant to R. 4:25-4, Plaintiff designates Charles A. Germershausen of Gardy & Notis, LLP, 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, as trial counsel in this matter. Dated: November 14, 2012 GARDY & NOTIS, LLP By: Charles A. Germershausen James S. Notis Jennifer Sarnelli 560 Sylvan Avenue, Suite 3085 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337 RYAN & MANISKAS LLP Richard A. Maniskas 995 Old Eagle School Road Suite 311 Wayne, Pennsylvania 19087 Tel: 484-588-5516 Fax: 484-450-2582 Attorneys for Plaintiff 19

CERTIFICATION PURSUANT TO R. 4:5-1 Plaintiff; by his attorneys, hereby certifies that the matter in controversy is related to following matter filed in the Superior Court of New Jersey, Mercer County: Stein v. DUSA Pharmaceuticals, Inc., et. al., Plaintiff is not currently aware of any other party that should be joined in this action. Dated: November 14, 2012 GARDY & NOTIS, LLP By: Charles A. James S. Notis Charles A. Germershausen By: Jennifer Sarnelli 560 Sylvan Avenue, Suite 3085 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337 RYAN & MANISKAS LLP Richard A. Maniskas 995 Old Eagle School Road Suite 311 Wayne, Pennsylvania 19087 Tel: 484-588-5516 Fax: 484-450-2582 Attorneys for Plaintiff 20